CUSIP NO. 261570105                     13G                          PAGE 1 OF 5


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                              The Dress Barn, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.05
                         (Title of Class of Securities)

                                   261570105


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover age.

The information required in the remainder of this cover page shall not be deemed to be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 261570105                     13G                          PAGE 2 OF 5


Item 1(a).                 Name of Issuer:

                           The Dress Barn, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           30 Dunnigan Drive
                           Suffern, New York  10901

Item 2(a).                 Name of Person Filing:

                           Elliot S. Jaffe

Item 2(b).                 Address of Principal Business Office:

                           30 Dunnigan Drive
                           Suffern, New York  10901

Item 2(c).                 Citizenship:

                           United States

Item 2(d).                 Title of Class of Securities:

                           Common Stock, par value $.05 per share.

Item 2(e).                 CUSIP Number:
                           261570105

Item 3.                    Not applicable


                                Page 2 of 5 pages

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CUSIP NO. 261570105                     13G                          PAGE 3 OF 5


Item 4.                    Ownership

                           (a).  Amount Beneficially Owned as of
                                 December 31, 1999:

                                 3,897,976  (1) (2)

                           (b).  Percent of Class as of December 31, 1999:
                                 (1) (2)

                           (c).  Number of shares at to which such person has
                                   as of December 31, 1999:

                                (i) sole power to vote or to direct the vote:
                                      3,828,666 (1)

                               (ii) shared power to vote of to direct the vote:
                                      69,310  (2)

                              (iii) sole power to dispose or to direct the
                                    disposition of:  3,828,666 (1)

                               (iv) shared power to dispose or to direct the
                                    disposition of:  69,310 (2)


--------------------------------------------------------------------------------
(1)      Includes  173,336 shares (0.08%) owned directly by Elliot S. Jaffe and
         3,655,330   shares   (19.0%)   owned  by  The  Jaffe  Family   Limited
         Partnership, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.

(2) Includes 69,310 shares (0.036%) owned by The Jaffe Family Foundation, a New York not-for-profit corporation (the "Foundation"). Elliot S. Jaffe shares the power to vote and dispose of the shares owned by the Foundation. Elliot S. Jaffe disclaims beneficial ownership of the shares owned by the Foundation.


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CUSIP NO. 261570105                     13G                          PAGE 4 OF 5



Item 5.                    Ownership of Five Percent or Less of Class:

                           Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person:

                           The Partnership owns 3,655,330 shares (19.0%) of common stock of The Dress Barn, Inc. (See Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership. Elliot S. Jaffe is trustee of three trusts, one for the benefit of Elise Jaffe, one for the benefit of David Jaffe and one for the benefit of Richard Jaffe. The Foundation owns 69,310 shares (0.032%) of the shares of the common stock of The Dress Barn, Inc. (See Item 4.) Elliot S. Jaffe shares the power to direct the receipt of dividends from the proceeds from the sale of such shares. In terms of the right to receive dividends from or the proceeds from the sale of such shares, the purpose of the Foundation is to make charitable contributions.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not Applicable.

Item 8.                    Identification and Classification of Members of the
                           Group:

                           Not Applicable.



                                Page 4 of 5 Pages

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CUSIP NO. 261570105                     13G                          PAGE 5 OF 5




Item 9.                    Notice of Dissolution of Group:

                           Not Applicable.



Item 10.                   Certification:

                           Not Applicable.



     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date:  January 7, 2000



BY :/s/ELLIOT S. JAFFE
    Elliot S. Jaffe








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